Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended
	March 31,
	2005	2004
Basic:
Average shares outstanding	13,711,369	13,706,622
Net income	$ 6,477,695	$ 6,191,341
Per share amount	$0.47	$0.45
Diluted:

Average shares outstanding	13,711,369	13,706,622
Net effect of dilutive stock options - based on the treasury stock method using average market price	275,223	190,140
Diluted shares	13,986,592	13,896,762
Net income	$ 6,477,695	$ 6,191,341
Per share amount	$0.46	$0.45

Note: Antidilutive stock options totaling 11,200 and 5,000 shares were not included in the calculation of diluted earnings per share for the periods ended March 31, 2005 and 2004, respectively.